UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trina Solar Limited

(Name of Subject Company (Issuer))

Trina Solar Limited

(Names of Filing Persons (Offerors))

4.00% Convertible Senior Notes due 2013

(Title of Class of Securities)

89628EAA2

(CUSIP Number of Class of Securities)

Terry Wang, Chief Financial Officer

Thomas Young, Senior Director, Investor Relations

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

Tel: (+86) 519 8548 2008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

David T. Zhang, Esq.

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place Central

Hong Kong (852) 2912-2500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$138,383,333.33 (1)	$16,066.31 (2)

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.00% Convertible Senior Notes due 2013 (the “Securities”), as described herein, is $1,002.78 per $1,000 principal amount outstanding. As of July 12, 2011, there was $138,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $138,383,333.33.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction. This amount has been paid as of July 12, 2011.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Trina Solar Limited (the “Company”), on July 12, 2011 (the “Schedule TO-I”), relating to the Company’s 4.00% Convertible Senior Notes due 2013 (the “Securities”). This Amendment relates to the right of each holder (the “Holder”) of the Securities to sell, and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Purchase Offer to the Holders of the Securities, dated July 12, 2011 (the “Put Right Purchase Offer”), and the related notice materials filed as exhibits to the Schedule TO-I (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Put Right Purchase Offer and related notice materials are incorporated by reference in this Amendment.

This Amendment No. 1 amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Schedule TO-I is amended by the information contained in this Amendment No. 1. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO-I.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO-I is hereby amended by adding the following:

“Once the Company pays the Option Purchase Price of any Securities that have been tendered, including any accrued but unpaid interest, there is no other consequence due to its late notice and the Company’s obligations under the Put Option will be cured.”

ITEM 12.	EXHIBITS.

(a)(5)	Press release, dated as of July 12, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Chairman and Chief Executive Officer

Dated: July 20, 2011

EXHIBIT INDEX

Exhibit	Description

(a)(5)	Press release, dated as of July 12, 2011.